Ligand Pharmaceuticals Incorporated
11119 North Torrey Pines Rd., Suite 200
La Jolla, California 92037

December 2, 2014

VIA EDGAR
Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    Ligand Pharmaceuticals Incorporated (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 24, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed October 31, 2014
File Number: 001-33093

Dear Mr. Rosenberg:

This letter represents the Company’s response to the Staff’s comment letter dated November 19, 2014. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regards to its filings:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2013
Exhibits 31 and 32

1.	Please amend your Form 10-K to include certifications that reference the annual report on Form 10-K.

Ligand Response:

The Company filed an amended Form 10-K/A on December 1, 2014 with revised certifications that appropriately reference the annual report on Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2014
Note 7 Financing Arrangements
Convertible Bond Hedge and Warrant Transactions, page 28

2. Please tell us what consideration was given to recording the warrants as derivatives. Specifically address the features in the agreement that would trigger a change in the strike price. In your analysis, address ASC 815-40 and any other literature which supports your conclusions.

Ligand Response:

In response to the Staff’s inquiry about our consideration given to recording the warrants as derivatives, we respectfully notify the Staff that we first performed our accounting assessment of the warrants in accordance with ASC 480 Distinguishing Liability from Equity. We concluded that the warrants are not subject to ASC 480 which would require the warrants to be accounted for as a liability due to the fact that the warrant holders have the right to purchase a fixed number of shares of our common stock upon exercise of the net-share-settled warrants, subject to adjustment under certain limited events as discussed in Step 2 of the discussion below.

We then considered the definition of a derivative and determined that the warrants met the definition of a derivative under ASC 815 Derivatives and Hedging because (1) they have an underlying (i.e., the share price of the Company’s common stock) and a notional amount (i.e., the number of shares of the Company’s common stock to which the warrants relate), (2) they require a smaller initial net investment (premium paid), and (3) the warrants provide for net settlement as the contracts explicitly provide for net share settlement of the warrants upon their exercise.

We further considered the guidance in ASC 815-40-15 that clarifies how an issuer should consider whether a contract is indexed to its own stock and focuses on the contract's exercise contingencies, if any (referred to as Step 1), as well as its settlement provisions (referred to as Step 2) and concluded it met the indexation guidance:

Step 1: The warrants do not contain any exercise contingencies linked to observable markets or indices.

Step 2: The warrant terms are subject to various adjustments in the event of certain dividends, extraordinary events involving the Company or the Company’s common stock that include certain merger transactions, certain tender offers, certain acquisition by the Company or its subsidiaries, certain announcement events with respect to the extraordinary events as mentioned above, nationalization, insolvency, the delisting of the Company’s common stock and certain events that would impair the ability of the warrant holders to maintain a commercially reasonable hedge position with respect to the warrants in compliance with applicable regulatory requirements and related policies. These events could potentially result in an adjustment to the settlement rate and/or strike price upon an event that affects the then-current fair value of the common stock underlying the warrant transactions or upon events, for example, such as a merger or a severe market dislocation that would result in discontinued moves in the Company’s then current common stock price, all of which are considered allowable variables (i.e. inputs to the fair value of a fixed-for-fixed forward or option on equity shares) by Example 17 in ASC 815-40-55-42 and ASC 815-40-55-43 as well as ASC 815-40-15-7G and ASC 815-40-15E.

We finally considered whether the warrants would be classified in stockholders' equity under ASC 815-40-25, and determined that they met the equity classification as the Company is required to settle the warrants in common stock upon their exercise and has the option to settle the warrants in common stock upon their early termination or cancellation (except in certain limited circumstances, such as a change of control, in which the holders of the shares underlying the respective transaction also would receive cash, or upon events that trigger final liquidation of the Company), and specifically (and please note that certain terms referenced in the bullet points below are used within their respective meanings under ASC 815-40-25):

•	The warrants permit the Company to settle in unregistered shares.

•
The Company has sufficient authorized and unissued shares available to settle the warrants after considering all other commitments that may require the issuance of shares during the maximum period the derivative instrument could remain outstanding.

•	The warrant contracts contain an explicit limit on the number of shares to be delivered in a share settlement,

•	There are no required cash settlements to the warrant holders in the event the Company fails to make timely filings with the Securities and Exchange Commission.

•	There are no cash settled top-off or make-whole provisions.

•	There are no provisions in the contracts that indicate that the warrant holders have rights that rank higher than those of a shareholder of the common stock underlying the contracts.

•	There is no requirement in the contracts to post collateral.

We appreciate the time that you have taken to review our public filings. Please contact me at (858) 550-7590 if you have any questions.

Sincerely,

/s/ Nishan de Silva

Nishan de Silva
Chief Financial Officer

cc:    Grant Thornton LLP
Latham & Watkins LLP